Exhibit 99.1

Yandex Announces Second Quarter 2017 Financial Results

MOSCOW, Russia and AMSTERDAM, the Netherlands, July 28, 2017 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Q2 2017 Financial Highlights(1)(2)

•	Revenues of RUB 22.1 billion ($374.1 million), up 23% compared with Q2 2016
•	Net income of RUB 3.5 billion ($59.0 million), up 69% compared with Q2 2016; net income margin of 15.8%
•	Adjusted net income of RUB 4.0 billion ($67.5 million), up 2% compared with Q2 2016; adjusted net income margin of 18.1%
•	Adjusted EBITDA of RUB 7.2 billion ($122.1 million), up 7% compared with Q2 2016; adjusted EBITDA margin of 32.6%
•	Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 66.2 billion ($1,120.0 million) as of June 30, 2017

Q2 2017 Operational and Corporate Highlights

•

Share of Russian search market, including mobile, averaged 54.3% in Q2 2017, compared with 54.7% in Q1 2017 (according to Yandex.Radar, a search traffic and browser usage analytics tool based on Yandex.Metrica data)

•	Search queries in Russia grew 5% compared with Q2 2016
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 10% compared with Q2 2016
•	Average cost per click grew 9% compared with Q2 2016
•	Yandex.Taxi number of rides grew 425% year-on-year compared with Q2 2016

Q2 2017 Subsequent Events

•	Yandex and Uber announced an agreement to combine their ridesharing businesses in Russia and five neighboring countries
•	Yandex launched Yandex.Radar, a search traffic and browser usage analytics tool based on Yandex.Metrica data

"Our team delivered another strong quarter," said Arkady Volozh, Chief Executive Officer of Yandex. "Our agreement with Uber to combine ridesharing operations in Russia and five neighboring countries demonstrates the potential of our business units to accelerate innovation and create substantial shareholder value."

"We delivered solid results across all business segments in Q2, and I was pleased to see strong growth and profitability in our core business," said Alexander Shulgin, Chief Operating Officer of Yandex. "We expect continued investments in Taxi, e-Commerce, Classifieds, and other new initiatives to drive further growth."

The following table provides a summary of our key consolidated financial results for the three and six months ended June 30, 2016 and 2017:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Revenues	18,040	22,104	23%	34,513	42,756	24%
Ex-TAC revenues[2]	14,486	17,888	23%	27,569	34,605	26%
Income from operations	3,517	2,997	-15%	5,957	6,372	7%
Adjusted EBITDA[2]	6,762	7,213	7%	12,532	14,087	12%
Net income	2,058	3,484	69%	3,127	4,303	38%
Adjusted net income[2]	3,906	3,990	2%	7,074	7,739	9%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 59.0855 to $1.00, the official exchange rate quoted as of June 30, 2017 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are «non-GAAP financial measures»: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed «Use of Non-GAAP Financial Measures» below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Online advertising revenues:
Yandex properties	12,562	15,531	24%	23,966	29,887	25%
Advertising network	4,740	5,403	14%	9,168	10,562	15%
Total online advertising revenues	17,302	20,934	21%	33,134	40,449	22%
Other	738	1,170	59%	1,379	2,307	67%
Total revenues	18,040	22,104	23%	34,513	42,756	24%

Online advertising revenues grew 21% in Q2 2017 compared with Q2 2016 and continued to determine overall top-line performance, contributing 95% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 24% in Q2 2017 compared with Q2 2016 and accounted for 70% of total revenues.

Online advertising revenues from our advertising network increased 14% in Q2 2017 compared with Q2 2016 and contributed 24% of total revenues.

Other revenues grew 59% in Q2 2017 compared with Q2 2016, and were mainly driven by growth in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Revenues:
Search and Portal	16,532	20,135	22%	31,679	38,791	22%
E-commerce	1,069	1,168	9%	2,112	2,463	17%
Taxi	528	772	46%	973	1,550	59%
Classifieds	313	462	48%	554	833	50%
Experiments	153	344	125%	338	670	98%
Eliminations	(555)	(777)	40%	(1,143)	(1,551)	36%
Total revenues	18,040	22,104	23%	34,513	42,756	24%

Search and Portal segment includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment consists of our Yandex.Taxi service;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program), Yandex Data Factory, Discovery services (including Yandex Zen and Yandex Launcher international revenues) and Search and Portal in Turkey.

Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q2 2017 Yandex's headcount increased by 32 full-time employees. The total number of full-time employees was 6,517 as of June 30, 2017, unchanged compared with March 31, 2017, and up 17% from June 30, 2016.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
TAC:
Related to the Yandex advertising network	2,641	3,148	19%	5,136	6,044	18%
Related to distribution partners	913	1,068	17%	1,808	2,107	17%
Total TAC	3,554	4,216	19%	6,944	8,151	17%
Total TAC as a % of total revenues	19.7%	19.1%		20.1%	19.1%
Other cost of revenues	1,142	1,531	34%	2,256	2,944	30%
Other cost of revenues as a % of revenues	6.3%	6.9%		6.5%	6.9%
Total cost of revenues	4,696	5,747	22%	9,200	11,095	21%
Total cost of revenues as a % of revenues	26.0%	26.0%		26.7%	25.9%

TAC grew 19% in Q2 2017 compared with Q2 2016 and represented 19.1% of total revenues, 60 basis points lower than in Q2 2016 and flat compared with Q1 2017. The decrease of partner TAC as a percent of revenues from the Yandex advertising network was due to changes in partner revenue mix.

Other cost of revenues in Q2 2017 increased 34% compared with Q2 2016, primarily due to an increase in services provided to Taxi corporate clients, for which revenue and related costs are recorded on a gross basis.

Product development

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Product development	3,794	4,473	18%	7,671	8,991	17%
As a % of revenues	21.1%	20.2%		22.2%	21.0%

Growth in product development expenses in Q2 2017 primarily reflects salary increases and new hires in 2016 and in early 2017.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Sales, general and administrative	3,717	6,064	63%	6,975	11,012	58%
As a % of revenues	20.6%	27.4%		20.2%	25.8%

SG&A expenses grew faster than revenue, increasing by 63% in Q2 2017 compared to Q2 2016 as we continued to invest in advertising and marketing to support our business units, primarily Taxi.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
SBC expense included in cost of revenues	46	64	39%	95	106	12%
SBC expense included in product development	545	542	-1%	1,140	1,118	-2%
SBC expense included in SG&A	290	359	24%	537	699	30%
Total SBC expense	881	965	10%	1,772	1,923	9%
As a % of revenues	4.9%	4.4%		5.1%	4.5%

Total SBC expense increased 10% in Q2 2017 compared with Q2 2016. The increase is primarily related to new equity-based grants made in 2016-2017.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Depreciation and amortization	2,316	2,823	22%	4,710	5,286	12%
As a % of revenues	12.8%	12.8%		13.6%	12.4%

D&A expense increased 22% in Q2 2017 compared with Q2 2016, primarily reflecting investments in servers and data centers made in 2016 and 2017, and was partially offset by the currency translation effect related to the D&A expense of our data center in Finland, which is denominated in euros.

Income from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Income from operations	3,517	2,997	-15%	5,957	6,372	7%

Income from operations decreased 15% in Q2 2017 compared with Q2 2016, due to an increase in our advertising and marketing costs related to business units, primarily Taxi.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Adjusted EBITDA	6,762	7,213	7%	12,532	14,087	12%

Adjusted EBITDA increased 7% in Q2 2017 compared with Q2 2016.

Adjusted EBITDA by segments

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Adjusted EBITDA:
Search and Portal	6,927	9,098	31%	12,838	17,071	33%
E-commerce	325	445	37%	705	1,005	43%
Taxi	(153)	(1,966)	n/m	(153)	(3,211)	n/m
Classifieds	23	(17)	-174%	17	(13)	-176%

Experiments	(360)	(347)	-4%	(875)	(765)	-13%
Total adjusted EBITDA	6,762	7,213	7%	12,532	14,087	12%

Adjusted EBITDA of Taxi was negative RUB 1,966 million in Q2 2017, compared with negative RUB 1,245 million in Q1 2017, and was mainly related to an increase in our advertising and marketing costs, primarily driven by expansion to the new cities, introduction of minimum fare guarantees to drivers in Q3 2016 as well as discounts and coupons to our users.

Interest income    in Q2 2017 was RUB 688 million, down from RUB 735 million in Q2 2016.

Interest expense in Q2 2017 was RUB 217 million, down from RUB 298 million in Q2 2016.

Foreign exchange gain in Q2 2017 was RUB 1,273 million, compared with a foreign exchange loss of RUB 958 million in Q2 2016. This gain reflects the depreciation of the Russian ruble during Q2 2017 from RUB 56.3779 to $1.00 on March 31, 2017, to RUB 59.0855 to $1.00 on June 30, 2017. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other gain, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2017.

Income tax expense for Q2 2017 was RUB 1,373 million, up from RUB 1,054 million in Q2 2016. Our effective tax rate of 28.3% in Q2 2017 was higher than in Q2 2016, primarily due to provision of certain reserves resulting from sanctions in Ukraine, partly offset by the effects of certain provisions reversed in Q2 2017 related to the results of prior years’ tax audits. Adjusted for these effects and SBC expense, our effective tax rate for Q2 2017 was 23.1%, compared with 23.4% for full year 2016 as adjusted for SBC expense and similar provisions in that year.

Net income was RUB 3.5 billion ($59.0 million) in Q2 2017, up 69% compared with Q2 2016, mainly due to foreign exchange gain in Q2 2017.

Adjusted net income in Q2 2017 was RUB 4.0 billion ($67.5 million), a 2% increase from Q2 2016.

Adjusted net income margin was 18.1% in Q2 2017, compared with 21.7% in Q2 2016.

As of June 30, 2017, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 66.2 billion ($1,120.0 million).

Net cash flow provided by operating activities for Q2 2017 was RUB 7.2 billion ($121.4 million) and capital expenditures were RUB 3.9 billion ($65.4 million).

During Q2 2017, we repurchased $4.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $3.9 million.

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of June 30, 2017 was 325,021,108 including 280,167,373 Class A shares, 44,853,734 Class B shares, and one Priority share and excluding 5,035,646 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 1.3 million shares, at a weighted average exercise price of $5.30 per share, all of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $31.95, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 9.8 million shares, of which RSUs to acquire 2.0 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Please note that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q2 2017 earnings release, including quarterly data for the ten quarters from Q1 2015 through Q2 2017 and annual data for the four years from 2013 through 2016.

Financial outlook

Based on the solid first half of the year, we currently expect our ruble-based revenue to grow in the range of 18% to 21% for the full year 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on July  28, 2017 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2296

UK/International: +44 20 3427 1904

Russia: 8 800 500 9311

Passcode: 1461276#

A replay of the call will be available until Aug 3, 2017. To access the replay, please dial:

US: +1 866 932 5017

UK/International: +44 20 3427 0598

Russia: 810 800 2870 1012

Passcode: 1461276#

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/j28o33g4

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2017. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions «Risk Factors» and «Operating and

Financial Review and Prospects» in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July  28, 2017, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned «Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures», included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss/(gain), net, (6) operating losses resulting from sanctions in Ukraine imposed in May 2017 and (7) provision for income taxes, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses/gains adjusted for reduction/increase in income tax attributable to the foreign exchange losses/gains, (4)  gains/losses from repurchases of our convertible notes adjusted for the related increase/reduction in income tax, (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (6) losses resulting from sanctions in Ukraine imposed in May 2017

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income is also adjusted for a loss from the repurchase of $4.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $3.9 million that we recorded in Q2 2017. We have eliminated this loss from adjusted net income as it is not indicative of our ongoing operating performance.

Losses resulting from sanctions in Ukraine

We also adjusted our net income and EBITDA for losses and gains from write-off of assets and liabilities in our Ukrainian legal entities. In May 2017, the government of Ukraine imposed sanctions on our Ukrainian operations. The sanctions resulted in the freezing of the assets held by our Ukrainian legal entities and restricting our services in Ukraine. We believe that it is useful to present adjusted net income and adjusted EBITDA measures excluding the one-off impact of these events,  which are not related to our operating activities.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2016*	2017	2017
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	28,232	14,606	247.2
Term deposits	31,769	45,255	765.9
Investments in debt securities	3,033	1,182	20.0
Accounts receivable, net	7,741	7,784	131.7
Prepaid expenses	1,481	1,558	26.5
Other current assets	2,714	2,998	50.7
Total current assets	74,970	73,383	1,242.0

Property and equipment, net	18,817	22,355	378.4
Intangible assets, net	5,514	5,549	93.9
Goodwill	8,436	8,689	147.1
Long-term prepaid expenses	1,385	1,488	25.0
Term deposits, non-current	-	5,135	86.9
Investments in non-marketable equity securities	1,513	1,741	29.5
Deferred tax assets	662	1,173	19.9
Other non-current assets	2,811	3,163	53.5
TOTAL ASSETS	114,108	122,676	2,076.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9,532	10,840	183.4
Taxes payable	2,963	3,774	63.9
Deferred revenue	2,127	2,150	36.4
Total current liabilities	14,622	16,764	283.7
Convertible debt	18,750	17,947	303.7
Deferred tax liabilities	1,040	1,224	20.7
Other accrued liabilities	1,104	1,127	19.1
Total liabilities	35,516	37,062	627.2

Commitments and contingencies
Redeemable noncontrolling interests	1,506	4,970	84.1
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 285,019,019 and 285,203,019, Class B: 45,037,734 and 44,853,734, and Class C: 560,235 and 744,235, respectively); shares outstanding (Class A: 277,579,206 and 280,167,373, Class B: 45,037,734 and 44,853,734, and Class C: nil)	284	284	4.8
Treasury shares at cost (Class A: 7,439,813 and 5,035,646, respectively)	(8,368)	(5,174)	(87.6)
Additional paid-in capital	16,579	15,489	262.1
Accumulated other comprehensive income	896	1,511	25.7
Retained earnings	67,695	68,534	1,159.9
Total shareholders’ equity	77,086	80,644	1,364.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,108	122,676	2,076.2

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2016	2017	2017
	RUB	RUB	$

Revenues	18,040	22,104	374.1
Operating costs and expenses:
Cost of revenues(1)	4,696	5,747	97.3
Product development(1)	3,794	4,473	75.7
Sales, general and administrative(1)	3,717	6,064	102.6
Depreciation and amortization	2,316	2,823	47.8
Total operating costs and expenses	14,523	19,107	323.4
Income from operations	3,517	2,997	50.7
Interest income	735	688	11.6
Interest expense	(298)	(217)	(3.7)
Other (loss)/income, net	(842)	1,389	23.6
Net income before income taxes	3,112	4,857	82.2
Provision for income taxes	1,054	1,373	23.2
Net income	2,058	3,484	59.0
Net loss attributable to noncontrolling interests	-	30	0.5
Net income attributable to Yandex N.V.	2,058	3,514	59.5
Net income per Class A and Class B share:
Basic	6.42	10.83	0.18
Diluted	6.30	10.65	0.18
Weighted average number of Class A and Class B shares outstanding
Basic	320,323,089	324,355,605	324,355,605
Diluted	326,836,136	330,036,917	330,036,917

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	46	64	1.1
Product development	545	542	9.2
Sales, general and administrative	290	359	6.0

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2016	2017	2017
	RUB	RUB	$

Revenues	34,513	42,756	723.6
Operating costs and expenses:
Cost of revenues(1)	9,200	11,095	187.8
Product development(1)	7,671	8,991	152.2
Sales, general and administrative(1)	6,975	11,012	186.3
Depreciation and amortization	4,710	5,286	89.5
Total operating costs and expenses	28,556	36,384	615.8
Income from operations	5,957	6,372	107.8
Interest income	1,608	1,397	23.6
Interest expense	(648)	(445)	(7.5)
Other loss, net	(2,023)	(866)	(14.6)
Net income before income taxes	4,894	6,458	109.3
Provision for income taxes	1,767	2,155	36.5
Net income	3,127	4,303	72.8
Net loss attributable to noncontrolling interests	-	46	0.8
Net income attributable to Yandex N.V.	3,127	4,349	73.6
Net income per Class A and Class B share:
Basic	9.78	13.43	0.23
Diluted	9.59	13.20	0.22
Weighted average number of Class A and Class B shares outstanding
Basic	319,878,504	323,803,590	323,803,590
Diluted	326,019,560	329,455,881	329,455,881

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	95	106	1.8
Product development	1,140	1,118	18.9
Sales, general and administrative	537	699	11.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2016*	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	2,058	3,484	59.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,847	2,205	37.3
Amortization of intangible assets	469	618	10.5
Amortization of debt discount and issuance costs	225	165	2.8
Share-based compensation expense	881	965	16.3
Deferred income taxes	(98)	(249)	(4.2)
Foreign exchange losses/(gains)	958	(1,273)	(21.5)
Losses from repurchases of convertible debt	-	3	0.1
Other	(112)	(39)	(0.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(87)	(172)	(2.9)
Prepaid expenses and other assets	525	(72)	(1.3)
Accounts payable and accrued liabilities	1,377	1,384	23.4
Deferred revenue	100	152	2.6
Net cash provided by operating activities	8,143	7,171	121.4
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,486)	(3,864)	(65.4)
Proceeds from sale of property and equipment	43	14	0.2
Acquisitions of businesses, net of cash acquired	-	(364)	(6.2)
Investments in non-marketable equity securities	(22)	(69)	(1.2)
Proceeds from maturity of debt securities	-	1,702	28.8
Investments in term deposits	(12,157)	(18,224)	(308.4)
Maturities of term deposits	8,310	8,122	137.5
Loans granted	(50)	(41)	(0.6)
Net cash used in investing activities	(6,362)	(12,724)	(215.3)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	164	167	2.8
Repurchases of convertible debt	-	(220)	(3.7)
Other financing activities	-	(63)	(1.1)
Net cash provided by/(used in) financing activities	164	(116)	(2.0)
Effect of exchange rate changes on cash and cash balances	(719)	345	5.8
Net change in cash and cash balances	1,226	(5,324)	(90.1)
Cash and cash balances at beginning of period	28,907	20,524	347.4
Cash and cash balances at end of period	30,133	15,200	257.3

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	28,075	19,983	338.2
Restricted cash, beginning of period	832	541	9.2
Cash and cash balances, beginning of period	28,907	20,524	347.4

Cash and cash equivalents, end of period	29,506	14,606	247.2
Restricted cash, end of period	627	594	10.1
Cash and cash balances, end of period	30,133	15,200	257.3

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2016	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	3,127	4,303	72.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,770	4,170	70.6
Amortization of intangible assets	940	1,116	18.9
Amortization of debt discount and issuance costs	487	338	5.7
Share-based compensation expense	1,772	1,923	32.5
Deferred income taxes	(214)	(232)	(3.9)
Foreign exchange losses	2,239	932	15.8
(Gains)/losses from repurchases of convertible debt	(53)	6	0.1
Other	(148)	38	0.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(203)	(28)	(0.5)
Prepaid expenses and other assets	1,042	(999)	(16.9)
Accounts payable and accrued liabilities	1,046	1,336	22.6
Deferred revenue	(37)	12	0.2
Net cash provided by operating activities	13,768	12,915	218.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(3,941)	(7,729)	(130.8)
Proceeds from sale of property and equipment	65	20	0.3
Acquisitions of businesses, net of cash acquired	-	(364)	(6.2)
Investments in non-marketable equity securities	(242)	(103)	(1.7)
Proceeds from sale of equity securities	-	216	3.7
Proceeds from maturity of debt securities	-	1,702	28.8
Investments in term deposits	(33,842)	(58,482)	(989.8)
Maturities of term deposits	32,979	39,560	669.5
Loans granted	(106)	(39)	(0.6)
Net cash used in investing activities	(5,087)	(25,219)	(426.8)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	210	258	4.4
Repurchases of convertible debt	(1,490)	(668)	(11.4)
Payment for contingent consideration	(593)	(195)	(3.3)
Other financing activities	-	10	0.2
Net cash used in financing activities	(1,873)	(595)	(10.1)
Effect of exchange rate changes on cash and cash balances	(2,303)	(711)	(12.0)
Net change in cash and cash balances	4,505	(13,610)	(230.3)
Cash and cash balances at beginning of period	25,628	28,810	487.6
Cash and cash balances at end of period	30,133	15,200	257.3

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	24,238	28,232	477.8
Restricted cash, beginning of period	1,390	578	9.8
Cash and cash balances, beginning of period	25,628	28,810	487.6

Cash and cash equivalents, end of period	29,506	14,606	247.2
Restricted cash, end of period	627	594	10.1
Cash and cash balances, end of period	30,133	15,200	257.3

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Total revenues	18,040	22,104	23%	34,513	42,756	24%
Less: traffic acquisition costs (TAC)	3,554	4,216	19%	6,944	8,151	17%
Ex-TAC revenues	14,486	17,888	23%	27,569	34,605	26%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Net income	2,058	3,484	69%	3,127	4,303	38%
Add: depreciation and amortization	2,316	2,823	22%	4,710	5,286	12%
Add: share-based compensation expense	881	965	10%	1,772	1,923	9%
Add: compensation expense related to contingent consideration	48	41	-15%	93	119	28%
Less: interest income	(735)	(688)	-6%	(1,608)	(1,397)	-13%
Add: interest expense	298	217	-27%	648	445	-31%
Add: other loss/(gain), net	842	(1,389)	n/m	2,023	866	-57%
Add: provision for income taxes	1,054	1,373	30%	1,767	2,155	22%
Add: operating losses resulting from sanctions in Ukraine	-	387	n/m	-	387	n/m
Adjusted EBITDA	6,762	7,213	7%	12,532	14,087	12%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2016	2017	Change	2016	2017	Change
Net income	2,058	3,484	69%	3,127	4,303	38%
Add: SBC expense	881	965	10%	1,772	1,923	9%
Less: reduction in income tax attributable to SBC expense	(10)	(16)	60%	(24)	(28)	17%
Add: compensation expense related to contingent consideration	48	41	-15%	93	119	28%
Add: foreign exchange losses/(gains)	958	(1,273)	n/m	2,239	932	-58%
Less: (decrease)/increase in income tax attributable to foreign exchange (losses)/gains	(198)	270	n/m	(458)	(161)	-65%
Add: (gains)/losses from repurchases of convertible debt	-	3	n/m	(53)	6	-111%
Less: increase/(reduction) in income tax attributable to (losses)/gains from repurchases of convertible debt	-	-	n/m	13	(1)	-108%
Add: amortization of debt discount	225	165	-27%	487	338	-31%
Less: reduction in income tax attributable to amortization of debt discount	(56)	(42)	-25%	(122)	(85)	-30%
Add: losses resulting from sanctions in Ukraine	-	393	n/m	-	393	n/m
Adjusted net income	3,906	3,990	2%	7,074	7,739	9%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended June 30, 2017	3,484	15.8%	3,729	7,213	32.6%	40.3%
Six months ended June 30, 2017	4,303	10.1%	9,784	14,087	32.9%	40.7%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense, other loss/(gain), net, operating losses resulting from sanctions in Ukraine and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended June 30, 2017	3,484	15.8%	506	3,990	18.1%	22.3%
Six months ended June 30, 2017	4,303	10.1%	3,436	7,739	18.1%	22.4%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses/(gains) as adjusted for the reduction/increase in income tax attributable to the losses/(gains), (gains)/losses from repurchases of convertible debt (as adjusted for the related increase/reduction in income tax),  amortization of debt discount (as adjusted for the related reduction in income tax) and losses resulting from sanctions in Ukraine. For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru